Filed by Sirius Satellite Radio Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: XM Satellite Radio Holdings Inc.
Commission File No.: 0-27441
          This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sirius Satellite Radio Inc. and XM Satellite Radio Holdings Inc., including potential synergies and cost savings and the timing thereof, future financial and operating results, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of Sirius’s and XM’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Sirius and XM. Actual results may differ materially from the results anticipated in these forward-looking statements.
          The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of Sirius and XM stockholders to approve the transaction; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of Sirius and XM may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including manufacturers of radios, retailers, automakers and programming providers. Additional factors that could cause Sirius’s and XM’s results to differ materially from those described in the forward-looking statements can be found in Sirius’s and XM’s Annual Reports on Form 10-K for the year ended December 31, 2005, and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 which are filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and Sirius and XM disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.
Important Additional Information Will be Filed with the SEC
          This communication is being made in respect of the proposed business combination involving Sirius and XM. In connection with the proposed transaction, Sirius plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of Sirius and XM plans to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of Sirius and XM. INVESTORS AND SECURITY HOLDERS OF SIRIUS AND XM ARE URGED TO READ THE JOINT PROXY

STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
          Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Sirius and XM through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Sirius Satellite Radio Inc., 1221 Avenue of the Americas, New York, NY 10020, Attention: Investor Relations or by directing a request to XM Satellite Radio Holdings Inc., 1500 Eckington Place, NE Washington, DC 20002, Attention: Investor Relations.
          Sirius, XM and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Sirius’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2005, which was filed with the SEC on March 13, 2006, and its proxy statement for its 2006 annual meeting of stockholders, which was filed with the SEC on April 21, 2006, and information regarding XM’s directors and executive officers is available in XM’s Annual Report on Form 10-K, for the year ended December 31, 2005, which was filed with the SEC on March 3, 2006 and its proxy statement for its 2006 annual meeting of stockholders, which was filed with the SEC on April 25, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.
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The following are slides from a February 20, 2007 investor presentation.

February 20, 2007

Forward-Looking Statements This presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sirius Satellite Radio Inc. and XM Satellite Radio Holdings Inc., including potential synergies and cost savings and the timing thereof, future financial and operating results, the combined company's plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of SIRIUS' and XM's management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of SIRIUS and XM. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of SIRIUS and XM shareholders to approve the transaction; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of SIRIUS and XM may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including manufacturers of radios, retailers, automakers and programming providers. Additional factors that could cause SIRIUS' and XM's results to differ materially from those described in the forward- looking statements can be found in SIRIUS' and XM's Annual Reports on Form 10-K for the year ended December 31, 2005, and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 which are filed with the Securities and Exchange Commission (the "SEC") and available at the SEC's Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and Sirius and XM disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this press release.

Important Additional Information This communication is being made in respect of the proposed business combination involving SIRIUS and XM. In connection with the proposed transaction, SIRIUS plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of SIRIUS and XM plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of SIRIUS and XM. INVESTORS AND SECURITY HOLDERS OF SIRIUS AND XM ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by SIRIUS and XM through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Sirius Satellite Radio Inc., 1221 Avenue of the Americas, New York, NY 10020, Attention: Investor Relations or by directing a request to XM Satellite Radio Holdings Inc., 1500 Eckington Place, NE Washington, DC 20002, Attention: Investor Relations. SIRIUS, XM and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SIRIUS' directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2005, which was filed with the SEC on March 13, 2006, and its proxy statement for its 2006 annual meeting of stockholders, which was filed with the SEC on April 21, 2006, and information regarding XM's directors and executive officers is available in XM's Annual Report on Form 10-K, for the year ended December 31, 2005, which was filed with the SEC on March 3, 2006 and its proxy statement for its 2006 annual meeting of shareholders, which was filed with the SEC on April 25, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.

Mel Karmazin CEO, SIRIUS Satellite Radio

Combination Benefits Consumers and Shareholders Alike Provides consumer with best-of-breed programming and innovative products and services Company better positioned to compete in rapidly evolving audio entertainment marketplace Best-in-class combined management team with proven leadership Potential for meaningful value creation through cost savings Merger accelerates and enhances cash flows

Advantages for Subscribers Best audio content available anywhere Broader content choices Greater program diversity can address underserved population groups Best content from both companies Accelerated technological innovation

Accelerated Technological Innovation Accelerate development and commercial introduction of radios allowing consumers access to a full range of programming offered by XM and SIRIUS today Focus engineering talent and capital resources on developing highly portable, low-cost, easy-to-use, multi-functional devices Improve technical capabilities of next generation satellites to enhance service quality and breadth of products supported Offer consumers innovative value-added services, including live video, real-time traffic and weather, and infotainment options

Great Value for Shareholders Significant, realizable cost synergies A fantastic growth story with strong future cash flows Greater programming diversity reaches broader audience and expands addressable market Carefully considered path to regulatory approval

Wall Street Analysts Estimate $3 - $7 Billion in Capitalized Cost Savings Wall Street's Capitalized Synergy Estimates of $3.0-7.0 Billion Synergy value equivalent to market capitalization of SIRIUS or XM Operating cost savings achievable in every P&L line item General and administrative costs Sales and marketing costs Subscriber acquisition costs Research and development costs Product development, manufacturing and inventory costs Programming operating infrastructure Longer term, satellite fleet, terrestrial infrastructure, and other capital cost redundancies will offer additional shareholder value

YE 2006 Satellite Radio Subs (Millions) Significantly Enhanced Advertising Platform Merged company is more attractive to large national advertisers that have a significant number of media alternatives AM/FM radio 2006 advertising market ~$20 billion(1) Satellite radio 2006 advertising market ~$70 million(2) Advertising sales expense savings SIRIUS XM (1) Source: Radio Advertising Bureau (www.RAB.com) (2) Source: Consensus Wall Street estimate 13.6

Approximately 14 Million Subscribers and Growing 2006 Consensus Revenue Estimate of ~$1.5 Billion, ~90% Growth Relative to 2005 Ending Industry Subs (MM) 4-Year Subscriber CAGR: 147% Source: Company Data Years Since Launch Satellite Radio & DBS Subs (MM) Wireless Subs (MM) Source: UBS Research 13.6MM 0 2 4 6 8 10 12 14 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 2005 2006 2003 2004 Wireless Satellite TV Satellite Radio Y1 0.3 0.2 0.377106 Y2 0.7 0.57 1.621289 Y3 1.2 2.0612 4.372382 Y4 2.1 4.2157 9.249517 Y5 3.5 6.2891 13.6 13.6 Y6 5.3 8.736 17.183757 Y7 7.6 11.41 21.76790019 Y8 11 14.76 26.1468366 Y9 16 17.53 30.14181629 Y10 24.1 19.356 34.14181629 Y11 33.8 21.637 Y12 44 24.845 Y13 55.3 27.173 Y14 69.2 29.155 Y15 86 30.671 Y16 109.5 31.91 Y17 128.4 32.847 Y18 140.8 33.554 Y19 155.9 Satellite Radio Satellite TV Wireless

Unique Nationwide Audio Entertainment Investment Opportunity Greater Programming Choices Accelerates Technological Innovation & Data Services Availability Better Positioned to Compete in Rapidly Evolving Audio Entertainment Industry Increases Advertising Reach Improved Financial Performance through Realization of Cost Synergies Enhanced Operating Leverage Resulting in Accelerated Free Cash Flow Generation Highly Experienced Management Team from Both Companies with Proven Leadership Significant Value Creation for all Stakeholders

Gary Parsons Chairman, XM Satellite Radio

Transaction Overview Transaction Exchange Ratio Pro Forma Ownership Leadership Board Composition Anticipated Close Tax-free, all-stock merger of equals Fixed exchange ratio of 4.60 shares of SIRIUS for each XM share ~50% SIRIUS shareholders; ~50% XM shareholders Gary Parsons, Chairman Mel Karmazin, CEO 12 directors: Chairman, CEO, 4 independent members designated by each company, GM and Honda representatives End of 2007, subject to regulatory approval SIRIUS and XM shareholders, and regulatory approvals Approvals

Regulatory Overview SIRIUS-XM combination is in the public interest Greater choice of programming, best content and devices from both platforms Eliminating duplicate channels allows targeting of underserved communities Robust competition post-merger 223MM weekly AM/FM radio listeners in US today across more than 10,000 radio stations Current subscriber base ~10% of US households, < 7% of US vehicles Market for audio entertainment has evolved dramatically with expanding competitive options iPod/MP3/Internet radio are growing rapidly with proven popularity Cell phone operators are driving into their networks and handsets music capabilities quickly (i.e., iPhone, VCast, LG Chocolate, MobiTV, etc.) Emerging next generation networks/technologies will provide additional competitive alternatives (i.e., WiMax, Modeo, MediaFLO, etc.)

Regulatory Overview (cont'd) Combined company's success will be driven by increased subscriber penetration Subscriber growth and future success will be dependent upon attractive consumer price points for both equipment and service Efficiencies from combination will allow SIRIUS-XM to compete more effectively and benefit consumers Efficiencies allow company to deliver a better product over time with greater programming options to current and future subscribers Anticipate working closely with regulators We have reviewed the regulatory aspects of this transaction and expect to secure approval and close the transaction in a timely fashion

Enhanced Competitiveness in Rapidly Evolving Audio Entertainment Marketplace Licenses Granted - 1997 Expanding Environment - 2007

Putting Satellite Radio in Context Vehicles PCs AM/FM Radio Listeners Wireless Subs iPods SIRIUS/XM Subs Total 237 230 223 219 39 14 US motor-vehicle registrations excluding buses as of 2005; Source: Bureau of Transportation Statistics US PCs in use as of 2005; Source: Computer Industry Almanac US weekly AM/FM radio listeners (12+); Source: Arbitron Radio Today, 2006 Edition US wireless subs as of 6/30/06; Source: CTIA Global iPod units sold in 2006; Source: Wall Street Research Satellite radio subscribers; Source: Company estimates MM of Units (1) (3) (2) (4) (5) (6)

Roadmap to Completion Execute definitive agreement SIRIUS/XM shareholder votes Receive regulatory approvals Close transaction Completed 4 - 6 months Approximately 9 months Anticipated end of 2007 Event Expected Timeline

Best Audio Programming on Air Christian Classical Country Dance Latin Decades Electronic Hip-Hop/R&B Hits Jazz & Blues Kids Lifestyle Pop Rock World Exclusive Content Premium Branded Content Commercial-Free Music Oprah and Friends Martha Stewart Howard Stern Bob Dylan

Questions & Answers